UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-50393
BELLUS HEALTH INC.

(Exact name of registrant as specified in charter)
275 Armand-Frappier Boulevard, Laval, Québec H7V 4A7, Canada

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, no par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☑
Rule 12h-3(b)(1)(i)	☐
Approximate number of holders of record of Common Shares as of the certification or notice date: 183
Pursuant to the requirements of the Securities Exchange Act of 1934, BELLUS Health Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2009	BELLUS HEALTH INC.
	By:	/s/ David Skinner
		Name:	David Skinner
		Title:	Vice President, General Counsel and Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.